United States securities and exchange commission logo





                           April 27, 2023

       Rudy C. Howard
       Chief Financial Officer
       Aravive, Inc.
       River Oaks Tower
       3730 Kirby Drive, Suite 1200
       Houston , Texas 77098

                                                        Re: Aravive, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 15,
2023
                                                            File No. 001-36361

       Dear Rudy C. Howard:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development expense, page 61

   1. Please revise the Result of Operations section in your future filings to provide a breakdown of your
research and development expense by product candidate. For any amounts that you do not
allocate by product candidate, provide a breakdown by nature of expenses. Provide us
with a copy of your proposed disclosure in your response letter.
 Rudy C. Howard
Aravive, Inc.
April 27, 2023
Page 2
Consolidated Financial Statements
Notes to Consolidated Financial Statements
5. Collaboration and License Agreement , page F-17

2. With regards to your collaboration and license agreement with 3D Medicines, please tell us how you concluded that the license was distinct and had standalone value under ASC
         606-10-25-19 through 25- 22, specifically addressing ASC 606-10-25-19(b.) In this regard, explain why your license was considered to have the ability to treat a condition, with no expectation that the company will undertake activities to change the functionality of the drug formula during the license period. In your response, please specifically address the considerations given to your obligation to continue to transfer Aravive Licensed
         Know-How as required for the filing of an MAA in the 3D Medicines Territory and any other Aravive Licensed Know-How that subsequently comes into existence and becomes Controlled by Aravive or its Affiliates during the Term, as defined under Section
         2.6 of your license agreement. Refer to ASC 606-10-55-364 through 55-374, Example 55 and 56.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Li Xiao at 202-551-4391 with any questions.



FirstName LastNameRudy C. Howard                               Sincerely,
Comapany NameAravive, Inc.
                                                               Division of
Corporation Finance
April 27, 2023 Page 2                                          Office of Life
Sciences
FirstName LastName